Exhibit 2.1.8

CERTIFICATE OF DESIGNATIONS

OF THE

FIG GAME SHARES – JASB

SERIES OF PREFERRED STOCK OF

FIG PUBLISHING, INC.

April 13, 2017

FIG PUBLISHING, INC., a corporation organized and existing under the General Corporation Law of the State of Delaware (the “Company”), hereby certifies that the following resolution pertaining to the shares of its Fig Game Shares – JASB series (the “Fig Game Shares – JASB”) of preferred stock of the Company, par value of $0.0001 per share (the “Preferred Stock”), was adopted by the board of directors of the Company (the “Board”) by unanimous written consent of the Board as required by Section 151 of the General Corporation Law of the State of Delaware. Capitalized terms used but not defined herein shall have the respective meanings ascribed thereto in the Company’s Second Amended and Restated Certificate of Incorporation (the “Amended Certificate”).

WHEREAS, in connection with the establishment of any series of Preferred Stock, the Board is authorized to fix the powers, terms, designations, preferences and relative, participating, optional or other special rights, and the qualifications, limitations and restrictions thereof, if any, including without limitation dividend rights, mandatory and optional redemptions and liquidation rights, of any wholly unissued series of Preferred Stock and the number of shares constituting any series; and

WHEREAS, it is the desire of the Board, pursuant to its authority as aforesaid, to fix the powers, terms, designations, preferences, rights, qualifications, limitations and restrictions relating to the Fig Game Shares – JASB:

NOW, THEREFORE, BE IT RESOLVED, that, pursuant to the authority vested in the Board and the provisions of the Amended Certificate, the designation and number of shares thereof and the relative powers, designations, preferences, rights, qualifications, limitations and restrictions of the Fig Game Shares – JASB are as follows:

DESIGNATION:	Fig Game Shares – JASB.

AUTHORIZED SHARES:	1,600 shares.

FIG GAME SHARES – JASB ASSET:

An undivided percentage interest in the following: (i) all assets, liabilities and businesses of the Company to the extent attributed to the publishing rights held by the Company under the publishing license agreement between the Company and Interabang Entertainment, Inc. (“Interabang”), entered into in connection with the development and publication of the video game Jay and Silent Bob: Chronic Blunt Punch (the “Game”), as amended from time to time through the date of this certificate of designations (the “License Agreement”); (ii) all assets, liabilities and businesses acquired or assumed by the Company for the account of such publishing rights, or contributed, allocated or transferred to the Company in connection with such publishing rights (including the net proceeds of any issuances, sales or incurrences in connection with such publishing rights, or indebtedness of the Company incurred in connection with such publishing rights), in each case, after the date hereof; and (iii) the proceeds of any disposition of any of the foregoing. The “undivided percentage interest” referred to in the preceding sentence will be equal to the total amount of proceeds raised from holders of Fig Game Shares – JASB pursuant to an offering of Fig Game Shares – JASB by the Company pursuant to Regulation D under the Securities Act of 1933 (the “Reg D Offering”) divided by the total funds provided by the Company to Interabang to develop the Game pursuant to the License Agreement (the “Allotment Percentage”), such Allotment Percentage to be determined upon the closing of the Reg D Offering and the closing of a separate offering of Fig Game Shares – JASB by the Company pursuant to Regulation A under the Securities Act of 1933 (the “Reg A Offering”). The Fig Game Shares – JASB Asset does not include intellectual property rights in the Game.

VOTING POWERS:	No voting powers.

DIVIDEND:

Provided the Game is successfully developed and published, the Company will thereafter receive sales receipts from sales of the Game, net of any distributor’s fees, pursuant to the License Agreement, and will share those receipts as follows: (1) the Company will deduct a service fee of 5% of such receipts, after the deduction of any order-processing expenses and taxes and any distributor fees it may incur when selling the Game; (2) receipts will be allocated into a revenue share for the Company and a revenue share for Interabang, in the proportions specified in the License Agreement; (3) the Company will allot part of its revenue share to holders of Fig Game Shares – JASB who purchased such shares in the Reg D Offering and the remaining part to holders of Fig Game Shares – JASB who purchased such shares in the Reg A Offering, with these allotments to be made in the same proportion that the proceeds from the two separate securities offerings bear to the amount of funds to be provided from the Company’s general account in support of the development of the Game, and the size of the allotments not to be finally determined until both offerings are closed; (4) the Company will pay the holders of Fig Game Shares – JASB a minimum of 85% of the Company’s allotment, in the form of dividends, subject to the Company’s dividend policy; and (5) the Board may in its discretion from time to time pay more than 85% of the Company’s allotment to Fig Game Shares – JASB holders, if in its view business conditions permit it. Aggregate dividend amounts will be distributed equally among all holders of Fig Game Shares – JASB, in proportion to the number of shares held. See “Our Dividend Policy” and “Description of Company Securities” in the Company’s latest filed post-qualification amendment to an offering statement on Form 1-A relating to its Fig Game Shares class of securities, available among the Company’s public filings with the U.S. Securities and Exchange Commission.

In all events, the Board may decide not to pay a dividend or to reduce the size of a dividend if the Board believes it would be necessary or prudent to retain earnings in order to avoid a material adverse effect on the Company’s financial condition or results of operations (in which case the unpaid dividend amount will accrue for future payment), and dividends will not be declared or paid if prohibited under applicable law. To the extent the Board determines not to pay a dividend or to reduce the size of a dividend, it will impose the underpayment in a manner equitable to all of its then-outstanding series of Fig Game Shares Preferred Stock (which will be presumed to mean imposing the underpayment proportionally across all of the Company’s then-outstanding series of Fig Game Shares Preferred Stock, by reducing the dividend amounts to all such series in proportion to the dividend amounts they would otherwise have received; but which may mean imposing the underpayment in some other manner if the Board concludes that such other manner would be clearly more equitable than such proportional imposition).

Subject to the foregoing, dividends on Fig Game Shares – JASB will be declared every six months, as of every May 15 and November 15, and paid thereafter, in all events after such time (if ever) as the Game is successfully developed and published and the Company begins to receive Game sales receipts.

CANCELLATION BY THE COMPANY:

The Board may, in its discretion, cancel the series of Fig Game Shares – JASB. Such cancellation would mean that all rights of a holder of Fig Game Shares – JASB would cease and such holder would no longer be entitled to dividends or any other economic or other benefit. In general, the Company would expect to cancel a series of Fig Game Shares if the associated game has failed to meet a minimum earnings floor following a sufficiently extensive period of time.

The Board, in its discretion, may also cancel the series of Fig Game Shares – JASB in the event of a Disposition Event (as defined in the Amended Certificate) in which all or substantially all of the Fig Game Shares – JASB Asset is disposed of, as described in “Dividend or Redemption upon Disposition of Fig Game Shares – JASB Asset” herein.

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DIVIDEND OR REDEMPTION UPON DISPOSITION OF FIG GAME SHARES – JASB ASSET:

In the event of a Disposition Event (as defined in the Amended Certificate), in which the Fig Game Shares – JASB Asset is disposed of, on or prior to the 120th day following the consummation of such Disposition Event, the Board may, in its discretion, but is not required to:

(i)                  declare and pay a dividend in cash, securities (other than shares of the series of Fig Game Shares – JASB) or other assets of the Company, or any combination thereof, to the holders of shares of the series of Fig Game Shares -- JASB, with an aggregate Fair Value (as defined in the Amended Certificate) equal to the Allocable Net Proceeds (as defined in the Amended Certificate) of such Disposition Event as of the Determination Date (as defined in the Amended Certificate), such dividend to be paid on all shares of Fig Game Shares – JASB outstanding as of the Determination Date on an equal per share basis; and thereafter, in its discretion, cancel the series of Fig Game Shares – JASB if permitted under the terms described under “Cancellation by the Company” herein; or

(ii)                if such Disposition Event involves all (and not merely substantially all) of the Fig Game Shares – JASB Asset, redeem all outstanding Fig Game Shares – JASB for cash, securities (other than shares of the series of Fig Game Shares – JASB) or other assets of the Company, or any combination thereof, with an aggregate Fair Value equal to the Allocable Net Proceeds of such Disposition Event as of the Determination Date, such aggregate amount to be allocated among all Fig Game Shares – JASB outstanding as of the Determination Date on an equal per share basis; or

(iii)       combine all or any portions of (i) or (ii) above on a pro rata basis among all holders of Fig Game Shares – JASB.

LIQUIDATION:	In the event of a voluntary or involuntary liquidation, dissolution, distribution of assets or winding up of the Company, after payment or provision for payment of the debts and other liabilities of the Company, the holders of Fig Game Shares – JASB outstanding shall be entitled to receive (i) all dividends and other distributions declared or accrued on such series by the Board but not yet paid, plus (ii) an amount equal to the value of the total assets of the Fig Game Shares – JASB Asset less the total liabilities of such Fig Game Shares – JASB Asset, in each case ratably in proportion to the number of Fig Game Shares – JASB held by them and subject to the application of the Allotment Percentage; but in such event such holders shall not be entitled to any additional amounts.

TRANSFER RESTRICTIONS:

No holder of Fig Game Shares – JASB shall, directly or indirectly, sell, give, assign, hypothecate, pledge, encumber, grant a security interest in or otherwise dispose of such shares, in whole or in part, except under circumstances that would constitute compliance with the restrictions imposed by Rule 144 under the Securities Act of 1933 on the transfer of securities of issuers that are not subject to the reporting requirements of sections 13 or 15(d) of the Securities Exchange Act of 1934. Such circumstances must be demonstrated to the Company prior to such disposition, by means of a certification as to the facts of the proposed disposition and any other document or documents, including without limitation an opinion of counsel, as the Company may require in its sole discretion, each such document being in form and substance satisfactory to the Company in its sole discretion.

; AND BE IT

RESOLVED FURTHER, that such Preferred Stock shall have such other powers, terms, designations, preferences, rights and privileges; relative, participating, optional and other special rights; and qualifications, limitations and restrictions thereof as set forth in the Amended Certificate.

(Signature Page Follows)

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IN WITNESS WHEREOF, the Company has caused this Certificate of Designations of the Fig Game Shares – JASB to be executed by its Chief Operating Officer as of the date first set forth above.

FIG PUBLISHING, INC.

By:	/s/ Jonathan Chan
Name:	Jonathan Chan
Title:	Chief Operating Officer

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